FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	________November_____________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ E. Bennett E.Bennett CFO

Dated:   November 09, 2007

      November 9, 2007

MIRAMAR MINING CORPORATION

Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

NEWS RELEASE 07-24

MAE – TSX
MNG–AMEX

Miramar Announces Q3 Financial Results

VANCOUVER – Miramar Mining Corporation today announced its financial results for the second quarter ended September 30, 2007. For the three month period, Miramar reported a consolidated net loss of $3.0 million or $0.01 per share compared to net earnings of $0.4 million or $0.00 per share for the same period in 2006. In the third quarter of 2007, the Company recorded a write down of $3.5 million on its investment in third party asset backed commercial paper (“ABCP”). The Company ended the quarter with cash and short term investments of $83.0 million. In the third quarter of 2007, the Company re-classified its investments in ABCP of $37.3 million from cash and cash equivalents to long-term investments.

Third Quarter Highlights

Work in the quarter focused on progressing work at Hope Bay. At the end of the nine month period, a total of 58,000 meters had been drilled at Hope Bay with approximately 50 holes awaiting assays. Site preparation for the Doris Mine continued including the acquisition and mobilization of construction materials, equipment and plant facilities. Permitting also advanced with a positive Water License decision announced in September by the Nunavut Water Board.

Subsequent to the quarter end the Company signed a support agreement with Newmont Mining Corporation (“Newmont”) for the acquisition by Newmont Mining B.C. Limited, a wholly owned subsidiary of Newmont with unanimous support of the Miramar board of directors, of all of the outstanding shares of the Company for $6.25 cash per common share. The acquisition will be effected by way of a take-over bid. The take-over bid circular and director’s circular relating to the offer were mailed to shareholders on October 31, 2007. The initial expiry date of the bid is December 6, 2007.

Financial Results

For the quarter ended September 30, 2007, the Company had a loss of $3.0 million or $0.01 per share compared to earnings of $0.4 million or $0.00 per share in 2006. During the third quarter of 2007, the Company assessed the carrying value of its ABCP investments using an estimate of fair value based on a probability weighted discounted cash flow analysis. This valuation resulted in a reduction of $3.5 million to the estimated fair value of the ABCP. Continuing uncertainties regarding the value of the assets which underlie the ABCP, and the amount and timing of expected cash flows could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.

For the nine month period ended September 30, 2007, the Company had a loss of $5.0 million or $0.02 per share compared to net earnings of $1.2 million or $0.1 per share in the same period of 2006.

For details see the full Financial Statements and Management’s Discussion and Analysis attached to this news release.

Additional Information

All dollar amounts referred to herein are expressed in Canadian dollars. All information previously released on the Hope Bay Project is available Miramar’s website at http://www.miramarmining.com/.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating to Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates, “believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial develop ment or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com